June 4, 2025

Leung Chun Yip
Chief Executive Officer
Everbright Digital Holdings Limited
Unit 1A, 10/F
C-Bons International Centre
108 Wai Yip Street, Kwun Tong
Hong Kong

       Re: Everbright Digital Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted May 27, 2025
           CIK No. 0002024876
Dear Leung Chun Yip:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Yarona Yieh